April 10, 2020

Matt Tenorio
Interim Chief Financial Officer
Everspin Technologies, Inc.
5670 W. Chandler Boulevard, Suite 100
Chandler, Arizona 85226

       Re: Everspin Technologies, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 27, 2020
           File No. 001-37900

Dear Mr. Tenorio:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing